PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

NINE MONTH PERIOD ENDED OCTOBER 31, 2013

Contents	Page #
Notice	3
Condensed Interim Statements of Financial Position	4
Condensed Interim Statements of Comprehensive Loss	5
Condensed Interim Statements of Changes in Equity	6
Condensed Interim Statements of Cash Flows	7
Notes to the Condensed Interim Financial Statements	8 to 27

NOTICE

The accompanying unaudited condensed interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.  The Company’s independent auditors have not performed a review of these financial statements

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

	October 31, 2013	January 31, 2013

ASSETS

Current assets
Cash and cash equivalents	$ 1,387,914	$ 1,937,979
Receivables	9,533	14,856
Prepaid expenses and deposits	33,273	50,240

	1,430,720	2,003,075

Mineral property interests (Note 5)	4,832,500	4,832,500
Exploration and evaluation assets (Note 6)	24,056,197	23,917,524
Equipment, vehicles and furniture (Note 7)	21,623	29,146
Reclamation deposits	123,600	123,600

Total assets	$ 30,464,640	$ 30,905,845

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 21,915	$ 49,699
Amounts owing to related parties (Note 10)	20,855	21,642

	42,770	71,341

Shareholders' equity
Share Capital (Note 8)	49,874,704	49,594,704
Contributed surplus (Note 8)	13,438,403	10,332,522
Deficit	(32,891,237)	(29,092,722)

	30,421,870	30,834,504

Total liabilities and shareholders’ equity	$ 30,464,640	$ 30,905,845

Approved by the Board of Directors and authorized for issue on December 19, 2013:

“William Deeks”	“John Plourde”
William Deeks, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

	Three month period ended October 31,		Nine month period ended October 31,
	2013	2012	2013	2012

OPERATING EXPENSES
Consulting fees - Share based payments (Note 8)	$ 237,393	$ 116,565	$ 535,824	$ 365,313
Depreciation	2,214	3,330	6,643	9,989
Directors fees	1,500	2,000	15,500	14,000
Directors fees - Share based payments (Note 8)	624,689	209,069	1,531,315	733,689
Filing and transfer agent fees	4,483	3,615	69,503	64,042
Foreign exchange (gain)loss	601	152	1,045	919
Finance income	(206)	(389)	(507)	(3,239)
Gain on settlement of litigation (Note 15)	-	-	-	(1,800,000)
(Gain)/loss on fixed asset disposal	-	-	880	-
Investor relations – related party (Note 10)	64,476	62,795	192,256	189,118
Investor relations fees - Share based payments (Note 8)	366,943	135,189	879,992	450,389
Office and miscellaneous	12,821	12,521	50,074	45,924
Office rent	20,292	24,600	65,335	74,419
Professional fees (Note 10)	48,908	15,055	186,710	71,077
Professional fees - Share based payments (Note 8)	66,708	32,023	158,476	109,615
Shareholder information and promotion	38,556	49,328	69,892	102,652
Telephone	3,052	4,453	11,313	13,351
Travel	9,693	11,885	23,990	37,570
Wages and benefits	-	4,427	-	16,072
Wages and benefits - Share based payments (Note 8)	-	952	274	4,281

Loss from operations	(1,502,123)	(687,570)	(3,798,515)	(499,181)

Income tax expense	-	-	-	-

Loss and comprehensive loss for the period	$ (1,502,123)	$ (687,570)	$ (3,798,515)	$ (499,181)

Basic and diluted loss per share (Note 9)	$ (0.12)	$ (0.06)	$ (0.31)	$ (0.04)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2012	12,201,289	$ 48,727,168	$ 8,586,499	$ (28,047,406)	$ 29,266,261
Exercise of stock options	85,250	617,940	-	-	617,940
Share based payments	-	249,596	1,413,691	-	1,663,287
Loss for the period	-	-	-	(499,181)	(499,181)

Balance, October 31, 2012	12,286,539	$ 49,594,704	$ 10,000,190	$ (28,546,587)	$ 31,048,307
Exercise of stock options	-	-	-	-	-
Share based payments	-	-	332,332	-	332,332
Loss for the period	-	-	-	(546,135)	(546,135)

Balance, January 31, 2013	12,286,539	$ 49,594,704	$ 10,332,522	$ (29,092,722)	$ 30,834,504
Private Placement	70,000	280,000	-	-	280,000
Share based payments	-	-	3,105,881	-	3,105,881
Loss for the period	-	-	-	(3,798,515)	(3,798,515)

Balance, October 31, 2013	12,356,539	$ 49,874,704	$ 13,438,403	$ (32,891,237)	$ 30,421,870

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

	Three month period ended October 31,		Nine month period ended October 31,
	2013	2012	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (1,502,123)	$ (687,570)	$ (3,798,515)	$ (499,181)
Items not affecting cash:
Depreciation	2,214	3,330	6,643	9,989
Share based payments	1,295,733	493,798	3,105,881	1,663,287

Changes in non-cash working capital items:
(Increase) decrease in receivables	(321)	5,242	5,323	22,481
(Increase) decrease in prepaids and deposits	9,080	9,552	16,967	(4,490)
Increase (decrease) in accounts payable and accrued liabilities	(26,820)	(3,676)	(34,627)	(66,678)
Increase (decrease) in amounts owing to related parties	594	2,983	(787)	1,094

Net cash provided by/(used in) operating activities	(221,643)	(176,341)	(699,115)	1,126,502

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Share Capital	-	376,590	280,000	617,940

Net cash provided by financing activities	-	376,590	280,000	617,940

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery)	(41,973)	(62,842)	(131,830)	(225,178)
Purchase of equipment, vehicles or furniture	-	-	-	(649)
Loss on disposal of fixed assets	-	-	880	-

Net cash used in investing activities	(41,973)	(62,842)	(130,950)	(225,827)

Change in cash and cash equivalents during the period	(263,616)	137,407	(550,065)	1,518,615

Cash and cash equivalents, beginning of period	1,651,530	2,028,579	1,937,979	647,371

Cash and cash equivalents, end of period	$ 1,387,914	$ 2,165,986	$ 1,387,914	$ 2,165,986

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

1.

CORPORATE INFORMATION

The Company was incorporated on February 18, 1983 under the Company Act of British Columbia as Booker Gold Explorations Limited.  On February 8, 2000, the Company changed its name to Pacific Booker Minerals Inc.  The address of the Company’s corporate office and principal place of business is located at Suite #1103 - 1166 Alberni Street, Vancouver, British Columbia, Canada.

The Company’s principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.  The Company is listed on the TSX Venture Exchange (“TSX-V”) and the NYSE MKT Equities Exchange (“NYSE MKT”) under the symbols “BKM” and “PBM”, respectively.

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These condensed interim financial statements are unaudited and are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), and do not include all of the information required for full annual financial statements. The accounting policies and method of computation applied in these condensed interim financial statements are the same as those applied by the Company in its financial statements as at and for the year ended January 31, 2013.  These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended January 31, 2013.

The significant accounting policies applied in these condensed interim financial statements are based on IFRS issued and outstanding on December 19, 2013, the date on which the Board of Directors approved the condensed interim financial statements.

(b)

Going concern of operations

These financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company is a resource company, and must incur expenses during the process of exploring and evaluating a mineral property to prove the commercial viability of the ore body, a necessary step in the process of developing a property to the production stage.  Without a producing property, the Company does not have a current source of revenue from operations.

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit.  The ability of the Company to continue as a going-concern depends upon its ability to continue to raise adequate financing and to develop profitable operations in the future.

The Company is taking measures to reduce corporate overhead and, subsequent to fiscal year end, has announced a private placement.  However, neither of these are necessary for the Company to meet its current obligations.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to finance its exploration and evaluation costs.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

2.

BASIS OF PRESENTATION (cont’d)

(b)

Going concern of operations (cont’d)

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to finance its exploration and evaluation costs.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

There are uncertainties related to events that give rise to substantial doubt as to whether or not the Company can continue as a going concern.  The Company's initial application for a British Columbia Environment Assessment Certificate, a necessary, but not the only, step in the process of the development of the Morrison property was denied.  The Company petitioned the British Columbia Supreme Court to set aside this decision.  On December 9, 2013, British Columbia Supreme Court released the Judgement.  Justice Affleck ruled that the petitioner is entitled to a declaration that the executive director’s referral of the application for a certificate to the ministers and the ministers’ decision refusing to issue the certificate failed to comport with the requirements of procedural fairness.  There will be an order in the nature of certiorari quashing and setting aside the ministers’ decision and an order remitting the petitioner’s application for a certificate to the ministers for reconsideration.  The petitioner is entitled to costs on scale B.”

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the statement of financial position.  These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	October 31, 2013	January 31, 2013

Working capital	$ 1,387,950	$ 1,931,734
Loss for the period	(3,798,515)	(1,045,316)
Deficit	(32,891,237)	(29,092,722)

(c)

Basis of Measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value through profit or loss.

(d)

Functional and presentation currency

The financial statements are presented in Canadian dollars, which is Company’s functional and presentation currency.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

2.

BASIS OF PRESENTATION (cont’d)

(e)

Critical accounting judgements and key sources of estimation uncertainty

The preparation of these financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions of accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are as follows:

(i)

Recoverability of asset carrying values for equipment, vehicles and furniture

The declining balance depreciation method used reflects the pattern in which management expects the asset’s future economic benefits to be consumed by the Company.  The Company assesses its equipment, vehicles and furniture for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least, at every reporting period as described in Note 3(d).  Such indicators include changes in the Company’s business plans and evidence of physical damage.

(ii)

Share based payments

The Company has an equity-settled share-based compensation plan for directors, officers, employees and consultants.  Services received are measured by reference to the fair value of the equity instruments and are recognized as share-based compensation expense over the vesting period of the equity instruments with a corresponding increase to equity.  The fair value of share options are estimated on the date of grant by using the Black-Scholes option-pricing model, based on certain assumptions.  Those assumptions are described in Note 8 of the annual financial statements and include, among others, expected volatility, expected life of the options and number of options expected to vest.

(iii)

Taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.  The Company reviews the adequacy of these provisions at the end of the reporting period.  However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

(iv)

Exploration and evaluation assets

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Recovery of amounts indicated under mining properties and the related exploration and evaluation assets are subject to the discovery of economically recoverable reserves, the Company’s ability to obtain the necessary permits, the Company's ability to obtain the financing required to complete development and profitable future production or the proceeds from the sale of such assets.  At October 31, 2013, management determined that the net carrying value of mining properties represented the best estimate of their net recoverable value. Significant assumptions and estimates used by management to determine the recoverable value are included in Note 3(c).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

2.

BASIS OF PRESENTATION (cont’d)

(e)

Critical accounting judgements and key sources of estimation uncertainty (cont’d)

(v)

Restoration and close down provisions

The Company recognizes reclamation and close down provisions based on “Best Estimate” which can be based on internal or external costs.  Significant assumptions used by management to ascertain the provision are described in Note 3(e).

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently, to all periods presented in these financial statements.  The significant accounting policies adopted by the Company are as follows:

(a)

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated to functional currency at the rate of exchange at the reporting date and non-monetary items are translated using the exchange rate at the date of the transaction.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in the statement of profit or loss.

(b)

Cash and cash equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days and are subject to an insignificant risk of change in value.

(c)

Mineral property interests and Exploration and evaluation assets

All costs related to the acquisition of mineral properties are capitalized as Mineral Property interest.  The recorded cost of mineral property interests is based on cash paid and the value of share consideration issued for mineral property interest acquisitions.

All pre-exploration costs, i.e. costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on an area of interest, are expensed as incurred.  Once the legal right to explore has been acquired, exploration and evaluation expenditures are capitalized in respect of each identifiable area of interest until the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  Costs incurred include appropriate technical and administrative overheads.  Exploration and evaluation assets are carried at historical cost, less any impairment losses recognized.

When technical feasibility and commercial viability of extracting a mineral resource are demonstrable for an area of interest, the company stops capitalizing exploration and evaluation costs for that area, tests recognized exploration and evaluation assets for impairment and reclassifies any unimpaired exploration and evaluation assets either as tangible or intangible mine development assets according to the nature of the assets.  Mineral properties are reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  When a property is abandoned, all related costs are written off to operations.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)

Impairment

(i)

Financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  Losses are recognized in profit or loss and reflected in an allowance account against receivables.  Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)

Non-financial assets

The carrying amounts of equipment are reviewed at each reporting date to determine whether there is any indication of impairment.

The carrying amounts of mining properties and exploration and evaluation assets are assessed for impairment only when indicators of impairment exist, typically when one of the following circumstances applies:

•

Exploration rights have / will expire in the near future;

•

No future substantive exploration expenditures are budgeted;

•

No commercially viable quantities discovered and exploration and evaluation activities will be discontinued;

•

Exploration and evaluation assets are unlikely to be fully recovered from successful development or sale.  If any such indication exists, then the asset’s recoverable amount is estimated.

Mining properties and exploration and evaluation assets are also assessed for impairment upon the transfer of exploration and evaluation assets to development assets regardless of whether facts and circumstances indicate that the carrying amount of the exploration and evaluation assets is in excess of their recoverable amount.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU").  The level identified by the group for the purposes of testing exploration and evaluation assets for impairment corresponds to each mining property.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to the assets in the unit (group of units) on a pro rata basis.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)

Impairment (cont’d)

(ii)

Non-financial assets (cont’d)

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(e)

Restoration and close down provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying value of the related mining asset.  The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location.  The discounted liability is adjusted at the end of each period to reflect the passage of time, based on the discount rates that reflect current market assessments and the risks specific to the liability, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as a finance cost.  Additional disturbances or changes in restoration costs will be recognized as changes to the corresponding assets and asset retirement obligation when they occur.

The Company has determined that it has no restoration obligations as at October 31, 2013.

(f)

Equipment, vehicles and furniture

Equipment, vehicles and furniture are recorded at cost.  Depreciation is calculated on the residual value, which is the historical cost of an asset less the allowances made.  Depreciation methods, useful life and residual value are reviewed at each financial year-end and adjusted, if appropriate.  Where an item of equipment, vehicles and furniture is comprised of major components with different useful lives, the components are accounted for as separate items.  The Company currently provides for depreciation annually as follows:

Automobile	30% declining balance
Computer equipment	30% to 45% declining balance
Office furniture and equipment	20% declining balance
Trailers	30% declining balance

(g)

Share based payments

The Company has an equity settled share based compensation plan that grants stock options to buy common shares of the Company to directors, officers, employees and consultants.  The fair value of stock options is estimated at the grant date, using the Black-Scholes option pricing model and recorded as share based payments expense in statement of profit and loss and credited to contributed surplus within shareholders’ equity, over the vesting period of the stock options, based on the Company’s estimate of the number of stock options that will eventually vest.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(h)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the period ended October 31, 2013 do not include the 35,000 (2012 – nil) warrants outstanding and the 2,457,307 (2012 – 2,379,007) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

(i)

Income taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in the statement of comprehensive loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

(i)

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible.  Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.  Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

(ii)

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the statement of financial position liability method.  Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases.  Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.  Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities:

•

are generally recognized for all taxable temporary differences;

•

are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•

are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•

are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•

are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)

Financial instruments

All financial instruments must be recognised, initially, at fair value on the statement of financial position.  The Company has classified each financial instrument into the following categories: “fair value through profit and loss” (“FVTPL”), “loans and receivables,” and “other liabilities”.  Subsequent measurement of the financial instruments is based on their respective classification.  Unrealized gains and losses on held for trading instruments are recognised in earnings.  The other categories of financial instruments are recognised at amortized cost using the effective interest method.  The Company had made the following classifications:

Financial Asset or Liability	Category
Cash and cash equivalents	FVTPL
Reclamation deposit	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Due to related parties	Other liabilities

(i)

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired.  Management determines the classification of its financial assets at initial recognition.

Fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition.  Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through the statement of comprehensive loss.  Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date, and are carried at amortized cost, using the effective interest method, less any impairment.  Loans and receivables are comprised of reclamation deposits and due from related parties.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is any objective evidence that a financial asset or group of financial assets is impaired.  Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.

Gains or losses related to impairment or de-recognition are recognized in the statement of comprehensive loss in the period in which they occur.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)

Financial instruments (cont’d)

(ii)

Financial liabilities

The Company classifies its financial liabilities as other financial liabilities.  Management determines the classification of its financial liabilities at initial recognition.  Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the profit and loss statement over the period to maturity using the effective interest method.

Other financial liabilities include accounts payable and accrued liabilities, and amounts owing to related parties.

Financial liabilities are classified as current liabilities if payment is due within one year or less.  If not, they are presented as non-current liabilities.

(k)

Financial instruments and risk management

i)

Financial instrument classification and measurement

Financial instruments of the Company carried on the Statements of Financial Position are carried at amortized cost with the exception of cash, which is carried at fair value.  There are no significant differences between the carrying value of financial instruments and their estimated fair values as at October 31, 2013 due to the immediate or short-term maturities of the financial instruments.

The fair value of the Company’s cash is quoted in active markets.  The Company classifies the fair value of these transactions according to the following hierarchy:

•

Level 1 – quoted prices in active markets for identical financial instruments.

•

Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant and significant value drivers are observable in active markets.

•

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s cash and cash equivalents have been assessed on the fair value hierarchy described above and classified as Level 1.

(l)

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.

(m)

Leases

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.  Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.  Leases in terms of which the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases, which are recognised as an expense on a straight-line basis over the lease term.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(n)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as a finance cost.

(o)

Finance costs

Finance costs comprise interest expense on borrowings and unwinding of the discount on provisions. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the income statement using the effective interest method.

4.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financing Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after January 31, 2013.  Pronouncements that are not applicable or are not expected to have a significant impact on the Company have not been included below.

(a)

IFRS 9, Financial Instruments

The IASB has issued a new standard, IFRS 9, Financial Instruments (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”).  The replacement of IAS 39 is a multi-phase project with the objective of improving and simplifying the reporting for financial instruments and the issuance of IFRS 9 is part of the first phase of this project.  IFRS 9 uses a single approach to determine whether a financial asset or liability is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  For financial assets, the approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  IFRS 9 requires a single impairment method to be used, replacing multiple impairment methods in IAS 39.  For financial liabilities measured at fair value, fair value changes due to changes in an entity’s credit risk are presented in other comprehensive income.  IFRS 9 is effective for annual periods beginning on or after January 1, 2015 with earlier adoption permitted.  The Company has not early-adopted the standard and is currently assessing the impact it will have on the financial statements.

(b)

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements.  The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances.  IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013.  Earlier adoption is permitted.  The Company is currently evaluating the impact of the standard on its financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

5.

MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its interests are in good standing.  The mineral property interests in which the Company has committed to earn an interest are located in Canada.

Morrison claims, Canada	October 31, 2013	January 31, 2013

Balance, beginning and end of period	$ 4,832,500	$ 4,832,500

Morrison claims

On April 19, 2004, the Company and Noranda Mining and Exploration Inc, “Noranda" (which was subsequently acquired by Falconbridge Limited, "Falconbridge", which was subsequently acquired by Xstrata LLP, "Xstrata”) signed an agreement whereby Noranda agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.  In order to obtain the remaining 50% interest, the Company agreed to:

i)

on or before June 19, 2004, pay $1,000,000 (paid to Noranda), issue 250,000 common shares  (issued to Noranda) and issue 250,000 share purchase warrants exercisable at $4.05 per share until June 5, 2006 (issued to Noranda);

ii)

pay $1,000,000 on or before October 19, 2005 (paid to Falconbridge);

iii)

pay $1,500,000 on or before April 19, 2007 (paid to Falconbridge); and

iv)

issue 250,000 common shares on or before commencement of commercial production.

In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

The Company agreed to execute a re-transfer of its 100% interest to Falconbridge if the Company fails to comply with the terms of the agreement.  This re-transfer is held by a mutually acceptable third party until the final issue of shares has been made.

The Company has also acquired a 100% interest in certain mineral claims adjacent to the Morrison claims, subject to 1.5% NSR royalty.  On January 7, 2005, the Company signed an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.  As consideration, the Company issued 45,000 common shares at a value of $180,000.

The Company started exploration of the Morrison property in October 1997.  A positive Feasibility Study, as defined by National Instrument 43-101, was released by the Company for the Morrison Copper/Gold Project in February 2009.  The study described the scope, design and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill with a 21 year mine life.  The mineral reserve estimates have been prepared and classified in accordance with CIM Classification established under National Instrument 43-101 of the Canadian Securities Administrators.  The reserve estimate takes into consideration all geologic, mining, milling and economic factors and is stated according to Canadian Standards (NI 43-101). Under US standards, no reserve declaration is possible until financing and permits are acquired.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

5.

MINERAL PROPERTY INTERESTS (cont’d)

Morrison claims (cont’d)

The Company has progressed to the certificate/permit stage of the exploration and evaluation of the Morrison property.  The first certificates required are the Environmental Assessment Certificates from the Province of British Columbia and the Government of Canada.  The British Columbia Environmental Assessment Office’s Environmental Assessment report concluded that there were no significant adverse environmental effects and that the Company had adequately and reasonably addressed all the issues raised by government agencies, First Nations and the public.  The Canadian Environmental Assessment Agency (“CEAA”) has produced a draft Comprehensive Study Report that concludes that the proposed Project “is not likely to cause significant adverse environmental effects.”

On October 1, 2012, the Company was advised that it had been denied the BC Environmental Assessment Certificate.  The information bulletin published by the Environmental Assessment Office and the Ministry of Environment on October 1, 2012, stated that "in making their decision to refuse to issue a certificate, the Ministers determined that the potential long term risks of the project outweighed the potential benefits to the Province”.  The Company filed a petition with the Supreme Court of BC asking to have the British Columbia decision set aside on the basis that the Ministers’ decision to deny the application for the Certificate was unauthorized or otherwise invalid, failed to comport with the requirements for procedural fairness, was a abuse of discretion, was unreasonable and breached the Company’s legitimate expectations as to the procedure to be followed in assessing its application.  The Ministry of Justice requested a period of time by which to respond to the petition and the Company agreed to May 31 as the date by which the Ministry of Justice is to respond.  The parties met in the Supreme Court of BC on August 7, 8 & 9th and the judge reserved judgement at the end of the hearing with his decision will follow at a later date.  On December 9, 2013, British Columbia Supreme Court released the Judgement.  Justice Affleck ruled that the petitioner is entitled to a declaration that the executive director’s referral of the application for a certificate to the ministers and the ministers’ decision refusing to issue the certificate failed to comport with the requirements of procedural fairness.  There will be an order in the nature of certiorari quashing and setting aside the ministers’ decision and an order remitting the petitioner’s application for a certificate to the ministers for reconsideration.  The petitioner is entitled to costs on scale B.”

Hearne Hill claims

The Company held a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).  During the year ended January 31, 2006, management decided not to continue with the Hearne Hill claims and wrote off the property to operations.  The Hearne Hill claims were subject to a legal claim, which was settled in during the year ended January 31, 2009.  Pursuant to the settlement, the Company retains the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which were transferred to the plaintiff optionors.  No cash payment was made to the plaintiffs and all claims in the action have been dismissed.

Copper claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year. During the year ended January 31, 2005, management decided not to continue with these claims and the amounts were written-off to operations.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

5.

MINERAL PROPERTY INTERESTS (cont’d)

CUB claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year. During the year ended January 31, 2005, management decided not to continue with these claims and the amounts were written-off to operations.

6.

EXPLORATION AND EVALUATION ASSETS

Morrison claims, Canada	Three month period ended October 31,		Nine month period ended October 31,
	2013	2012	2013	2012

Balance, beginning of period	$24,010,037	$23,820,121	$23,917,524	$23,797,860

Exploration and evaluation costs
Additions
Depreciation	-	5	-	16
Supplies and camp	4,500	4,501	17,230	13,695
Community consultation
Geological and geophysical	-	-	-	20
Sub-contracts and labour	-	450	-	4,650
Environmental
Assays	3,394	3,590	10,716	18,708
Geological and geophysical	5,673	4,727	5,673	106,470
Supplies and general	-	3	-	74
Travel	-	-	-	706
Metallurgical
Assays	153	150	455	450
Geological and geophysical	2,650	2,690	8,360	8,490
Scoping/Feasibility study
Geological and geophysical	-	-	-	(182,466)
Sub-contracts and labour	29,790	33,243	96,239	99,900
Promotion and education	-	-	-	684
Supplies and general	-	108	-	331

Total Exploration and evaluation costs for the period	46,160	49,467	$138,673	$71,728

Balance, end of period	$24,056,197	$23,869,588	$24,056,197	$23,869,588

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2013	Additions for year	Disposals for year	Balance October 31, 2013

Trailers
Value at Cost	$25,000	$-	$(25,000)	$-
Accumulated Depreciation	(24,950)	-	24,950	-
Net book value	$50	$-	$(50)	$-

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(47,693)	(4,416)	-	(52,109)
Net book value	$19,627	$(4,416)	$-	$15,211

Office furniture and equipment
Value at Cost	$50,528	$-	$(27,131)	$23,397
Accumulated Depreciation	(46,228)	(520)	26,301	(20,447)
Net book value	$4,300	$(520)	$(830)	$2,950

Computer equipment
Value at Cost	$88,932	$-	$-	$88,932
Accumulated Depreciation	(83,763)	(1,707)	-	(85,470)
Net book value	$5,169	$(1,707)	$-	$3,462

Totals	$29,146	$(6,643)	$(880)	$21,623

	Balance February 1, 2012	Additions for year	Disposals for year	Balance January 31, 2013

Trailers
Value at Cost	$25,000	$-	$-	$25,000
Accumulated Depreciation	(24,929)	(21)	-	(24,950)
Net book value	$71	$(21)	$-	$50

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(39,282)	(8,411)	-	(47,693)
Net book value	$28,038	$(8,411)	$-	$19,627

Office furniture and equipment
Value at Cost	$50,528	$-	$-	$50,528
Accumulated Depreciation	(45,153)	(1,075)	-	(46,228)
Net book value	$5,375	$(1,075)	$-	$4,300

Computer equipment
Value at Cost	$88,283	$649	$-	$88,932
Accumulated Depreciation	(79,930)	(3,833)	-	(83,763)
Net book value	$8,353	$(3,184)	$-	$5,169

Totals	$41,837	$(12,691)	$-	$29,146

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

8.

SHARE CAPITAL, SHARE BASED PAYMENTS AND CONTRIBUTED SURPLUS

Authorized:  100,000,000 common shares without par value

Share based payments

During the fiscal year ended January 31, 2004, the Company adopted an equity settled stock option plan whereby the Company can reserve approximately 20% of its outstanding shares for issuance to officers and directors, employees and consultants.  Under the plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant.  These options can be granted for a maximum term of 10 years, and are subject to a vesting provision whereby 12.5% are exercisable on the date of the grant and 12.5% become exercisable every three months thereafter.  All options will be vested after twenty one months.

During the period ended October 31, 2013, no stock options (2012 - 85,250) with an exercise price of $Nil (2012 - $7.25) were exercised for total proceeds of $Nil (2012 - $617,940).

Stock option transactions are summarized as follows:

	For the nine month period ended October 31,
	2013		2012
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	2,376,507	$ 8.04	2,198,057	$ 7.44
Granted	2,457,307	4.00	266,200	12.73
Cancelled	(2,376,507)	8.04	-	-
Exercised	-	-	(85,250)	7.25
Expired	-	-	-	-

Outstanding, end of period	2,457,307	$ 4.00	2,379,007	$ 8.04

Options exercisable, end of period	614,325	$ 4.00	1,925,650	$ 7.64

Weighted average fair value per option granted		2.46		$ 5.28

Weighted average remaining life of outstanding options granted in years		6.60		4.43

The following stock options were outstanding at October 31, 2013:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

2,370,257	592,564	$ 4.00	June 5, 2020
87,050	21,761	$ 4.00	July 22, 2020

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

Share based payment expense

The fair value of stock options granted during the period ended October 31, 2013 was $6,034,160 (2012 – $1,406,473) which will be recognized as share based payments over their vesting periods.

Total share based payments recognized during the period ended October 31, 2013 was $3,105,880 (2012 – $2,294,166) which has been recorded in the statements of operations as Share based payments with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the period:

June 5 2013 & July 22, 2013

Risk-free interest rate	1.56%
Expected life of options	5 years
Annualized volatility	86.94%
Dividends	0.00%

Warrants

Warrant transactions are summarized as follows:

	for the nine month period ended
	October 31, 2013		October 31, 2012
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of period	-	$ -	-	$ -
Issued	35,000	4.00	-	-
Exercised	-	-	-	-

Outstanding, end of period	35,000	$ 4.00	-	$ -

The following share purchase warrants were outstanding and exercisable at October 31, 2013:

Number of Warrants	Exercise Price	Expiry Date

35,000	$ 4.00 / $ 5.00	July 8, 2014 / July 8, 2015

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

9.

LOSS PER SHARE

The weighted average number of common shares outstanding for the period ended October 31, 2013 do not include the 35,000 (2012 – nil) warrants outstanding and the 2,457,307 (2012 – 2,429,257) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

	Nine month period ended October 31,
	2013	2012

Basic and diluted loss per common share	$ (0.31)	$ (0.04)

Weighted average number of common shares outstanding	12,316,283	12,232,427

10.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

		Nine month period ended October 31,
		2013			2012
Paid to a:		Amounts paid or payable	Share based payment	Owed at period end	Amounts paid or payable	Share based payment	Owed at period end

director for investor relations		$ 93,256	$ 416,213	$ 5,647	$ 90,118	$ 185,048	$ 5,756
director for investor relations		99,000	463,779	8,856	99,000	265,341	9,291
director for consulting services	(a)	72,000	465,138	4,241	72,000	279,988	4,619
spouse of a director	(b)	-	274	-	-	4,281	-
officer of the company	(c)	23,633	158,475	2,111	24,180	109,615	1,579
owed to a director for expenses		-	-	-	-	-	2,154

		$ 287,889	$ 1,503,879	$ 20,855	$ 285,298	$ 844,273	$ 23,399

a)

fees for project management services which have been capitalized to subcontracts on the Morrison claims and stock based payments which have been allocated to operating expenses as consulting fees.

b)

wages for administrative assistant services which have been capitalized to subcontracts on the Morrison claims and stock based payments which have been allocated to operating expenses as Wages.

c)

for accounting and management services.

These transactions were in the normal course of operations and have been measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.  The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

10.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO RELATED PARTIES (cont’d)

Compensation of key management personnel

Key management personnel includes Directors and Executives of the Company.  The compensation paid or payable to key management personnel is as follows:

	Nine month period ended October 31,
	2013	2012

Remuneration or fees	$ 303,389	$ 299,298
Share-based payments	3,034,920	1,573,681

Total compensation paid to key management personnel	$ 3,338,309	$ 1,872,979

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Nine month period ended October 31,
	2013	2012

Non-cash transactions were as follows:
deferred exploration expense recorded as accounts payable	$ 8,488	$ 5,043
deferred exploration expense recorded as owing to related parties	$ 4,000	$ 4,000
recorded depreciation expense on property and equipment as Exploration and evaluation assets	$ -	$ 16

12.

SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at October 31, 2013 and 2012, the Company’s assets are all located in Canada (Notes 5 and 7).

13.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents and accounts payable, amounts due to related parties, accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.  The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks.  Further quantitative disclosures are included throughout these financial statements.  The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Board has implemented and monitors compliance with risk management policies.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

13.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont’d)

(a)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  The Company's accounts receivable primarily relates to Harmonized Sales Tax input tax credits and accrued interest.  Accordingly, the Company views credit risk on accounts receivable as minimal.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due.  The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

The Company anticipates it will have adequate liquidity to fund its financial liabilities through cash on hand and future equity contributions.

As at October 31, 2013, the Company's financial liabilities were comprised of accounts payable, accrued liabilities and amounts due to related parties which have a maturity of less than one year.

(c)

Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(i)

Currency risk--Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although the Company is considered to be in the exploration stage and has not yet developed commercial mineral interests, the underlying market prices in Canada for minerals are impacted by changes in the exchange rate between the Canadian and United States dollar.  As most of the Company's transactions are denominated in Canadian dollars, the Company is not exposed to foreign currency exchange risk at this time.

(ii)

Commodity price risk--Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for minerals are impacted by world economic events that dictate the levels of supply and demand as well as the relationship between the Canadian and United States dollar, as outlined above.  As the Company has not yet developed commercial mineral interests, it is not exposed to commodity price risk at this time.

(iii)

Interest rate risk--Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  As the Company has no debt or interest-earning investments, it is not exposed to interest rate risk at this time.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2013 and 2012

14.

CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the period ended October 31, 2013.

15.

CONTINGENCY

During the fiscal year ended January 31, 2011, the Company was served with a Notice of Civil Claim by Rescan Environmental Services Ltd. (Rescan).  The claim stems from Rescan’s demand for payment of $191,997.54 in outstanding invoices, which the Company disputed.  The Company filed its Response to the Notice of Civil Claim served by Rescan in September 2010.  The Company also filed a Counterclaim against Rescan seeking damages for professional negligence, misrepresentation, and breach of contract.  During the fiscal year ended January 31, 2012, Rescan submitted an amended response to the counterclaim.  In May 2012, the Company announced that this litigation had been resolved.

16.

EVENTS AFTER REPORTING DATE

Subsequent to the end of the period, the Company has not announced or completed any private placements or granted or cancelled any options.  The Company has issued 1,500 shares on exercise of warrants for total proceeds of $6,000.